UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 7, 2020

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI SHORT FORM ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2020

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

2020 Interim Results Short Form Announcement
Johannesburg, 7 August 2020 - AngloGold Ashanti is pleased to provide its financial and operational update for the six-month period ended 30 June 2020.

First-half 2020 Highlights

•Free cash flow before growth capital up more than fourfold to $324m in H1 2020, from $68m in H1 2019
•Production of 1.47Moz in H1 2020, with an outstanding performance from Geita and a strong recovery from Serra Grande in Q2 2020
•Proactive management of COVID-19; production impact limited to an estimated 85,000oz in H1 2020, of which 63,000oz related to South Africa
•All-in sustaining costs (AISC) up 3% year-on-year to $1,031/oz in H1 2020 (including $53/oz COVID-19 impact), from $1,002/oz in H1 2019
•AISC margin improved to 37% in H1 2020 from 23% in H1 2019
•Adjusted EBITDA up 59% year-on-year to $1,096m in H1 2020, from $689m in H1 2019
•Adjusted net debt to Adjusted EBITDA ratio decreased to 0.67 times at H1 2020, from 1.20 times at H1 2019
•Free cash flow improved to an inflow of $177m in H1 2020, from an outflow of $31m in H1 2019
•Obuasi produced 50,000oz in H1 2020; Phase 2 ramp-up expected by the end of Q1 2021; Colombia studies now seen in H1 2021
•Regrettably one fatality during Q2 2020 bringing total fatalities for H1 2020 to five; All-injury frequency rate improved by 27% year-on-year

Second-quarter 2020 Highlights

•Strong Q2 production of 753,000oz in Q2 2020, up 5% from 716,000oz in Q1 2020, despite COVID-19 disruptions
•AISC up 2% year-on-year to $1,015/oz in Q2 2020 (including $84/oz COVID-19 impact), from $996/oz in Q2 2019
•Free cash flow more than doubled year-on-year to $173m in Q2 2020, up from $78m in Q2 2019

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2020	2019	2019
		US Dollar / Imperial
Operating review
Gold
Produced - Total	- oz (000)	1,469	1,554	3,281
Sold - Total	- oz (000)	1,515	1,577	3,268

Financial review
Price received	- $/oz	1,642	1,299	1,387
Total cash costs per ounce	- $/oz	810	792	776
All-in sustaining costs per ounce	- $/oz	1,031	1,002	998
All-in costs per ounce	- $/oz	1,178	1,118	1,162

Gold income	- $m	2,151	1,789	3,993
Cost of sales	- $m	1,464	1,496	3,105
Total cash costs	- $m	1,114	1,146	2,393
Gross profit	- $m	677	337	983

Profit (loss) attributable to equity shareholders	- $m	421	114	(12)
	- US cents/share	100	27	(3)
Headline earnings	- $m	404	120	379
	- US cents/share	97	29	91
Adjusted EBITDA	- $m	1,096	689	1,723
Net cash inflow from operating activities	- $m	604	343	1,047
Free cash inflow (outflow)	- $m	177	(31)	127
Total borrowings	- $m	2,887	2,249	2,206
Adjusted net debt	- $m	1,428	1,739	1,572
Capital expenditure	- $m	366	318	814

$ represents US Dollar, unless otherwise stated.		Rounding of figures may result in computational discrepancies.
The information on this page is provided for the AngloGold Ashanti group as a whole. Following the announcement of the South Africa assets sale, the South African operations are classified as an asset held for sale and recorded as a discontinued operation in the Condensed Consolidated Financial Statements for the six months ended 30 June 2020.

AngloGold Ashanti withstood COVID-19-related disruptions to deliver a solid first half production performance and a surge in free cash flow generation to $177m, most of it coming in the three months to June 2020.

Free cash flow rose to an inflow of $177m for the first six months of the year, compared to an outflow of $31m in the same period last year. Of that amount, $173m was generated in the second quarter of the year. Free cash flow before growth capital, the metric on which dividends are calculated, rose 376% - or nearly fivefold - to $324m.

“The business is in excellent shape - cash flows are extremely robust, demonstrating the significant operating leverage we have to this strong gold price,” Kelvin Dushnisky, outgoing Chief Executive Officer (CEO) of AngloGold Ashanti, said. “While the recent rally in the gold price is welcome, tight cost and capital management will continue to be the key focus areas for us as we work to capture this widening margin and increase reserves.”

AngloGold Ashanti is investing in the redevelopment of its Obuasi Gold Mine, as well as exploration and ore reserve development to increase its operating flexibility and increase reserves. Interim CEO Christine Ramon will continue to focus on the inward investment programme, with rigorous capital allocation guidelines including leverage and return targets.

Operating Performance

Production in the six months ended 30 June 2020 was 1.469Moz at a total cash cost per ounce of $810/oz, compared to 1.554Moz at $792/oz for the first six months of last year. Geita delivered an outstanding performance, Serra Grande posted a strong recovery from the first quarter while Kibali, Iduapriem, Tropicana and AGA Mineração delivered steady production.

All-in sustaining costs (AISC) were $1,031/oz for the first six months of 2020, compared to an AISC of $1,002/oz for the corresponding period last year.

The adverse impacts of COVID-19 on production in the first half of the year was limited to an estimated 85,000oz, of which 63,000oz related to the South African operations. AISC were impacted by $53/oz.

Second quarter production increased 5% over the first quarter of 2020, rising to 753,000oz from 716,000oz. Quarter-on-quarter production improvements were recorded at Sunrise Dam, Serra Grande, Iduapriem, Obuasi, Geita, Siguiri and Cerro Vanguardia (CVSA).

Adjusted EBITDA for the first six months of the year increased by 59% to $1.096bn compared to $689m during the first half of last year, helped by a 26% year-on-year increase in the gold price received and weaker local currency impacts.

The Obuasi Redevelopment Project continued to ramp up, delivering 50,000oz in the first half of 2020 despite delays in receiving equipment and the arrival of certain critical skills to the site as a result of lockdowns in various jurisdictions, with Phase 2 ramp-up expected by the end of the first quarter of next year.

Free cash flow before growth capital – the metric on which dividends are calculated – increased significantly to $324m in the first half of 2020, compared to $68m for the same period in 2019. Cash flows were impacted by VAT that continues to be locked up at Geita and Kibali, with balances owing at the end of June 2020 of $131m and $71m respectively. At the end of June 2020, the Company’s attributable share of the outstanding cash balances awaiting repatriation from the Democratic Republic of the Congo (DRC) amounted to $293m. Barrick Gold Corporation (Barrick), the operator of the Kibali joint venture, continues to engage with the DRC government regarding the 2018 Mining Code and the cash repatriation.

The sale processes related to South Africa and Mali continue to progress, with final conditions precedent to be fulfilled, and the decision was taken to retain CVSA.

The first production stope in Tropicana’s Boston Shaker underground mine was fired in June 2020 and the project remains on track to achieve commercial production in the second half of 2020. The work on the Feasibility Study at the Quebradona project is progressing and is now expected to be completed in the first half of 2021. At the Gramalote project, our joint venture partner, B2Gold Corp. expects to complete the Feasibility Study in the first quarter of 2021.

Balance Sheet

The balance sheet continues to improve as stronger cash flows helped with the continued reduction in debt. The ratio of Adjusted net debt to Adjusted EBITDA at the end of June 2020 was 0.67 times, well below the targeted level of 1.0 times through the cycle.

Adjusted net debt decreased by 18% to $1.428bn at 30 June 2020, from $1.739bn at 30 June 2019. In order to safeguard the balance sheet during the COVID-19 pandemic, the Company took proactive steps to further bolster liquidity. As at 30 June 2020, the Company’s liquidity remained strong with approximately $2.47bn available, including cash and cash equivalents of $1.29bn.

Safety

Regrettably, there was one fatality in the second quarter, involving a Long-haul Dump operator who was fatally injured in a Heavy Mobile Equipment related incident at Obuasi. Subsequent to the end of the second quarter, a security guard was fatally injured at the Obuasi mine when he was struck by a private vehicle that veered off the road. In addition, we have previously reported four fatalities in the first quarter, which occurred in two separate safety incidents in March at the Mponeng mine. The tragic occurrence of these fatal incidents remains a stark reminder that we must continue to redouble our efforts to make sure our employees return home safely each day.

CEO Change and Executive Team Update

On 30 July 2020, AngloGold Ashanti announced that Mr. Kelvin Dushnisky decided to step down as Chief Executive Officer (CEO) and Executive Director, effective 1 September 2020.

The Board of Directors of the Company (Board) thanks Kelvin for his role in advancing AngloGold Ashanti’s strategy and wishes him the very best in the future. Kelvin will remain in Toronto to spend time with his family but will be available to assist the group with a smooth handover until 28 February 2021.

“Kelvin has done an excellent job in delivering on the Company’s strategy and leaves AngloGold Ashanti in solid shape, with an improving portfolio, robust cash flows and ongoing debt reduction,” Sipho M. Pityana, AngloGold Ashanti's Chairman, said.

The Board is also pleased to announce the appointment of Ms. Christine Ramon, currently Chief Financial Officer (CFO) and Executive Director, as Interim CEO. Christine will assume the role from 1 September 2020, while the Board embarks on a comprehensive recruitment process to find a new permanent CEO. Mr. Ian Kramer, currently Senior Vice President: Group Finance, will assume the role of Interim CFO for the duration of the transition period.

The information contained in this announcement has not been reviewed or reported on by the Company’s external auditors.
The figures and results contained in this announcement include continuing and discontinued operations, unless otherwise stated.

This short form announcement (the “Announcement”) is the responsibility of the board of directors of the Company, who certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make the information false, misleading or inaccurate, and that all reasonable enquiries to ascertain such facts have been made.

These results have been prepared and published from a regulatory perspective in order to provide the group with flexibility on its liquidity position, in light of the current uncertain global economic environment as a result of the COVID-19 pandemic.

The details contained in this Announcement are only a summary of the information in the full announcement containing the detailed unaudited half year results and therefore do not contain full details of the Company’s financial position and results of operations or other relevant information about the business for the period under review. Investors and/or shareholders are therefore directed to the full announcement published on SENS on 7 August 2020 and available on the Company’s website at www.anglogoldashanti.com. The full announcement may be requested by emailing CompanySecretary@Anglogoldashanti.com or by phoning Fundisa Mgidi on +27 11 637 6763.

The JSE link is as follows:
https://senspdf.jse.co.za/documents/2020/jse/isse/anano/HYJun20.pdf

Johannesburg, South Africa
7 August 2020

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite +27 11 637 6388 / +27 83 301 2481     cnthite@anglogoldashanti.com
General inquiries        media@anglogoldashanti.com

Investors
Sabrina Brockman +1 646 880 4526 / +1 646 379 2555    sbrockman@anglogoldashanti.com
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080   yrchowthee@anglogoldashanti.com
Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322    fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website: www.anglogoldashanti.com

June 2020 Published : 7 August 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 7, 2020 By: /s/ L MARWICK_

Name: L Marwick
Title: Executive Vice President – General Counsel, Compliance and Interim Company Secretary